Peregrine Industries, Inc.
40 Wall Street, 28th Floor
New York, NY 10005
Phone (212) 400-7198

October 5, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop: 4631

Attention: Melinda Hooker, Staff Accountant
Re: Peregrine Industries, Inc.
Form 8-K filed on September 24, 2010
Commission File No. 0-27511

Dear Ms. Hooker:

This letter is in response to the staff’s comment letter dated September 28, 2010 regarding the above-referenced filing. Please note that we have filed the Form 8-K/A and have included revised disclosure to address the staff’s comment letter.

Comment 1. We note your disclosure in the fourth paragraph. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and address the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Please revise accordingly.

Response 1. We have revised disclosure in the fourth paragraph and included the two most recent fiscal years ended June 30, 2009 and 2008 and any subsequent interim period through September 22, 2010.

Comment 2. We note your disclosure in the sixth paragraph. Please revise your disclosure regarding reportable events to address the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(2) of Regulation S-K.

Response 2. We have revised disclosure in the fourth paragraph and included the two most recent fiscal years ended June 30, 2009 and 2008 and any subsequent interim period through the date of the Audit Committee's decision the change accountants.

Comment 3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response 3. We have obtained and filed an updated Exhibit 16 letter with the Form 8-K/A.

In addition, on behalf of Peregrine Industries, Inc. (the “Company”), I acknowledge that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the subject filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Rubin
Richard Rubin, CEO